Exhibit 99(a)

                           CNF TRANSPORTATION INC.
             COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                           (Dollars in thousands)

                                                      Nine Months Ended
                                                         September 30,
                                                 1997                 1996
Fixed Charges:
  Interest Expense                    $        29,882        $      29,498
  Capitalized Interest                          1,786                1,627
  Preferred Dividends                           8,466                9,481
Total Interest                                 40,134               40,606

Interest Component of
 Rental Expense                                40,562               34,121

Fixed Charges                                  80,696               74,727
Less:
  Capitalized Interest                          1,786                1,627
  Preferred Dividends                           8,466                9,481
    Net Fixed Charges                 $        70,444        $      63,619

Earnings:
  Income from Continuing Operations
    before Income Taxes               $       167,942        $     109,071
  Add: Net Fixed Charges                       70,444               63,619
  Total Earnings Before Fixed Charges $       238,386        $     172,690

Ratio of Earnings to Fixed Charges:
  Total Earnings                      $       238,386        $     172,690
  Fixed Charges (1)                            80,696               74,727
  Ratio                                           3.0 x                2.3 x


(1) Fixed charges represent interest on capital leases and short-term and long-term debt, capitalized interest, dividends on shares of the Series B cumulative convertible preferred stock used to pay debt service on notes issued by the Company's Thrift and Stock Plan (the TASP), and the applicable portion of the consolidated rent expense which approximates the interest of lease payments.